Mail Stop 3-9

							March 25, 2005


David J. Lubben, Esq.
General Counsel
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Re:	UnitedHealth Group Incorporated
	Registration Statement on Form S-3
	File Number 333-123439

Dear Mr. Lubben:

	We have limited our review of your registration statement to resolution of your pending confidential treatment request. After any issues that arise during our examination of the request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.


							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Jonathan B. Abram, Esq.
	Dorsey & Whitney LLP
	50 South Sixth Street, Suite 1500
	Minneapolis, Minnesota 55402
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David J. Lubben, Esq.
UnitedHealth Group Incorporated
March 25, 2005
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